Exhibit (b)(ii)

BABSON CAPITAL FUNDS TRUST

Amendment to Bylaws

WHEREAS, ARTICLE 13, Section 13.1 the Bylaws (the “Bylaws”) of Babson Capital Funds Trust (the “Trust”) permits the Board of Trustees of the Trust (the “Trustees”) to amend or repeal, in whole or in part, the Bylaws;

NOW, THEREFORE, ARTICLE 1, Section 1.2 of the Bylaws is hereby amended as follows:

1.2 Agreement and Declaration of Trust. These Bylaws shall be subject to the Agreement and Declaration of Trust, as amended or restated from time to time (the “Declaration of Trust”), of Barings Funds Trust, the Massachusetts business trust established by the Declaration of Trust (the “Trust”). Capitalized terms used in these Bylaws and not otherwise defined herein shall have the meanings given to such terms in the Declaration of Trust.

This Amendment is effective as of September 12, 2016.